December 20, 2018

Timothy Mulieri
Vice President, Corporate Controller
NII Holdings Inc
12110 Sunset Hills Road
Suite 600
Reston, VA 20190

       Re: NII Holdings Inc
           Form 10-K for the Year Ended December 31, 2017
           Filed March 15, 2018
           File No. 001-37488

Dear Mr. Mulieri:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Financial Statements
Note 4 - Impairment, Restructuring and Other Charges, page F-16

1. Refer to the impairment of intangible assets of $1.3 billion in 2016. Tell us how you considered the requirement to file an Item 2.06 Form 8-K, within four business days after the determination of the impairment was estimable. If required, please include the date the officers or board of directors authorized the material charge for the impairment and disclose a description of the impaired assets, the facts and circumstances leading to the conclusion that the charge for impairment was required and the amount of the charge. We note on page 10 of the Form 10-Q for the period ended September 30, 2016 that you believed the most likely outcome for the future of your business was the sale of Nextel
      Brazil, but that this operation was not reflected as held for sale in your financial statements in any future period and this outcome is not mentioned in your filings
 Timothy Mulieri
NII Holdings Inc
December 20, 2018
Page 2
         subsequent to September 30, 2016. Include in your disclosure descriptions of specific changes in assumptions or values used in 2016 as compared to fresh start accounting assumptions used in 2015 and the basis for the amount of the charges in the period in which the charge was recorded. Please also detail the basis for your belief that the fair value of these assets as of the implementation of fresh start accounting as of June 30, 2015 was significantly higher than the book value immediately prior to the bankruptcy date.
Note 9 - Commitments and Contingencies, page F-20

2. We note on pages 5 and 30 of the 10-K that the investment agreement with the ice group provided for, after ice group's initial $50 million investment, the registrant's contribution of proceeds received by the registrant from the release of escrowed funds through a
         115 account, which is a contribution without issuance of additional equity. We also note that you are taking the position that this contribution requirement does not continue after the ice group additional investment option agreement was terminated but that you have been notified by ice group that ice group believes future escrow proceeds must be contributed to the subsidiary (which would create a 30% effective non-controlling interest in any escrowed funds). Please tell us the basis for your belief that this would not constitute a material contingency which would require disclosure in the notes to the financial statements, since any dispute may result in 30% of the disputed escrow being subject to a non-controlling interest.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French,
Accountant Branch Chief at (202) 551-3828 with any questions.



FirstName LastNameTimothy Mulieri                               Sincerely,
Comapany NameNII Holdings Inc
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